Exhibit 21.1

Oxford Immunotec Global PLC Subsidiaries
Entity	Jurisdiction of Organization
Oxford Immunotec Limited	United Kingdom
Oxford Immunotec Inc.	Delaware
Immunetics, Inc.	Massachusetts
Oxford Diagnostic Laboratories (UK) Limited	United Kingdom
Oxford Immunotec K.K.	Japan
Boulder Diagnostics Europe GmbH	Germany
Oxford Immunotec Asia Limited	Hong Kong
Oxford Immunotec (Shanghai) Medical Device Co. Ltd.	Shanghai, China